# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: eToro Group Ltd., CIK 0001493318
CUSIP: G32089107
Title of class of securities: Class A common shares, no par value per share
Address of issuer's principal executive offices: 30 SHESHET HAYAMIN STREET, BNEI BRAK, Israel (L3), 5120261
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002069658

## Reporting persons
- Andalusian Private Capital, LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,679,079; sole dispositive power 0; shared dispositive power 5,679,079; aggregate amount beneficially owned 5,679,079 (11.26% of the class)
  Comment: The reported securities consist of (i) 2,470,523 Class A common shares ("Class A Shares") and (ii) 3,208,556 Class A Shares issuable upon conversion of Class B common shares ("Class B Shares").
  
  The reported percentage is calculated based upon 47,220,866 Class A Shares outstanding as of May 15, 2025, as reported by the Issuer in its Prospectus 424B4 ("Prospectus") filed with the Securities and Exchange Commission ("SEC") on May 15, 2025, as increased by 3,208,556 Class A Shares issuable upon conversion of Class B Shares.
- Andalusian SPV III, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,679,079; sole dispositive power 0; shared dispositive power 5,679,079; aggregate amount beneficially owned 5,679,079 (11.26% of the class)
  Comment: The reported securities consist of (i) 2,470,523 Class A Shares and (ii) 3,208,556 Class A Shares issuable upon conversion of Class B Shares.
  
  The reported percentage is calculated based upon 47,220,866 Class A Shares outstanding as of May 15, 2025, as reported by in the Issuer's Prospectus filed with the SEC on May 15, 2025, as increased by 3,208,556 Class A Shares issuable upon conversion of Class B Shares.
- Turkoman Partners, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,679,079; sole dispositive power 0; shared dispositive power 5,679,079; aggregate amount beneficially owned 5,679,079 (11.26% of the class)
  Comment: The reported securities consist of (i) 2,470,523 Class A Shares and (ii) 3,208,556 Class A Shares issuable upon conversion of Class B Shares.
  
  The reported percentage is calculated based upon 47,220,866 Class A Shares outstanding as of May 15, 2025, as reported by in the Issuer's Prospectus filed with the SEC on May 15, 2025, as increased by 3,208,556 Class A Shares issuable upon conversion of Class B Shares.

## Item 1. Issuer
Name of issuer: eToro Group Ltd.
Address of issuer's principal executive offices: 30 SHESHET HAYAMIN STREET BNEI BRAK, L3, 5120261

## Item 2. Person Filing
Name of person filing:
This statement is being filed by the entities listed below, all of whom together are referred to herein as the "Reporting Persons":

(i) Andalusian Private Capital, LP ("Private Capital")

(ii) Andalusian SPV III, LP ("SPV III")

(iii) Turkoman Partners, LP ("Turkoman")
Address of principal business office or, if none, residence: The principal business address of the Reporting Persons is 51 John F. Kennedy Parkway, Short Hills, NJ, 07078.
Citizenship: See responses to row 4 on each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See responses to row 9 on each cover page.

Private Capital is the investment manager of SPV III and Turkoman, which directly hold the reported securities. The general partners of SPV III and Turkoman are controlled by Jeffrey Kaplan and Nicholas Savasta, who may be deemed to have voting and dispositive authority over, and therefore beneficial ownership of, the reported securities.

Each of the foregoing entities, Mr. Kaplan, and Mr. Savasta disclaims beneficial ownership of the reported securities (except to the extent such securities are directly held by such entity). The filing of this statement shall not be construed as an admission that the Reporting Persons or any of the foregoing are the beneficial owners of any of the securities covered by this statement.
Percent of class:
See responses to row 11 on each cover page.

The reported securities represent 11.26% of the outstanding Class A Shares. Such calculation is based upon 47,220,866 Class A Shares outstanding as of May 15, 2025, as reported by in the Issuer's Prospectus filed with the SEC on May 15, 2025, as increased by 3,208,556 Class A Shares issuable upon conversion of Class B Shares.
Sole power to vote or to direct the vote: See responses to row 5 on each cover page.
Shared power to vote or to direct the vote: See responses to row 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to row 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to row 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement, dated as of August 21, 2025

## Signatures
- Andalusian Private Capital, LP: /s/ Jeffrey Kaplan, Jeffrey Kaplan / Founder (08/21/2025)
- Andalusian SPV III, LP: /s/ Jeffrey Kaplan, Jeffrey Kaplan / Founder (08/21/2025)
- Turkoman Partners, LP: /s/ Jeffrey Kaplan, Jeffrey Kaplan / Founder (08/21/2025)